Michael A. Littman

Attorney at Law

P.O. Box 1839

Arvada, CO 80001

(720) 530-6184

malattyco@aol.com

May 7, 2021

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Trade and Services

Attn: Taylor Beech or Katherine Bagley

Washington, D.C 20549

Re:
Sunstock, Inc.
Preliminary Information Statement on Schedule 14C
Filed January 22, 2021
File No. 000-54830

Dear Commission:

In response to the Commission’s letter dated January 22, 2021 in the matter referenced above, an amended Preliminary Information Statement on Schedule 14C has been filed on the EDGAR system. Below please find the following corresponding answers addressed in the amendment:

Preliminary Information Statement on Schedule 14C filed January 22, 2021

The Company and the Proposals, page 1

1. We understand, although it is not clear from your filing, that Mr. Chang is the only stockholder that has approved, or will approve, Proposal 1. Given that the required vote to approve Proposal 1 is a majority of the outstanding shares of common stock of the company, that the certificate of designations for your Series A Preferred Stock indicates your Series A Preferred Stock has no voting rights, and your disclosure that Mr. Chang holds only 40.78% of your common stock, please tell us how this proposal was approved and why the company is not required to file a proxy statement on Schedule 14A. Please also revise your disclosure to consistently refer to the “Majority Shareholder” in the singular form if Mr. Chang is the only stockholder that has approved the proposal.

ANSWER: The beneficial shareholder table has been edited to reflect that Mr. Chang holds 54% of the common stock. Language has also been edited throughout to indicate only one Majority Shareholder.

Executive Compensation, page 5

2. Given that you have opted to include Executive Compensation disclosure, please revise to include the required disclosure for your fiscal year 2020. See Items 402(m) through (r) of Regulation S-K.

ANSWER: The Executive Compensation section has been revised to include the fiscal year 2020.

Beneficial Ownership, page 8

3. Your tabular disclosure indicates that 400,000,000 shares of Series A Preferred Stock has been issued to Mr. Chang, but your footnote disclosure references 400,000,000 shares of common stock issuable upon the conversion of those shares of Series A Preferred Stock. Given the difference in voting power between the common stock and the Series A Preferred Stock, please clarify whether Mr. Chang has converted, or plans to convert, his shares of non-voting Series A Preferred Stock into shares of voting common stock prior to the date of the definitive information statement. As a related matter, please amend your disclosure to clearly disclose when, how many, and to whom preferred shares have been issued, considering that the disclosure in your 10-Q filed November 24, 2020 indicates that there are no issued and outstanding Preferred Shares, and your preliminary information statement indicates that there are 1,000,000,000 shares of Series A Preferred Stock issued and outstanding.

ANSWER: The Beneficial Ownership table has been amended. Mr. Chang converted the 400,000,000 Series A Preferred Stock into common shares on February 16, 2021.

We hope these amendments meet with your satisfaction.

Sincerely,

/s/ Michael A. Littman
Michael A. Littman, Attorney